UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2019 Preliminary Results (Unaudited)

21 February 2020	Underlying revenue flat, adjusted operating profit growth achieved, simplification programme on track, foundations for growth in place.
Highlights
Underlying revenue flat year on year
● Core grew 5% and Growth 4%, offset by 3% decline in North America.
● Growth of 4% in the businesses excluding US Higher Education Courseware offset by declines in US Higher Education Courseware of 12%.

Adjusted operating profit up 6%
● Adjusted operating profit of £581m for 2019 (2018: £546m).
● Adjusted earnings per share of 57.8p (2018: 70.3p) reflecting an effective tax rate charge of 16.5% in 2019 compared to a credit of 5.2% in 2018.
Strong balance sheet
● Closing net debt at 31 December 2019 of £1,016m (2018: £809m on post-IFRS 16 basis) resulting in net debt to adjusted EBITDA of 1.3x (post-IFRS 16).
● Operating cash flow decreased by £95m with a conversion rate of 72% largely due to timing of disposals, incentive payments and working capital movements.
● The Board proposes a final dividend of 13.5p (2018: 13p), an increase of 4%, which equates to a full year dividend of 19.5p (2018: 18.5p).
Statutory results
● Sales decreased by 6%, or £260m, in headline terms. This was primarily due to portfolio changes reducing sales by £347m partially offset by currency movements increasing revenue by £97m.
● Statutory operating profit was £275m (2018: £553m). The decrease is largely due to the reduced gains on disposals together with increased intangible and restructuring charges which more than offset the increase in adjusted operating profit.
● Statutory EPS of 34.0p (2018: 75.6p) with the decrease due to a lower statutory operating profit, a lower tax benefit following one-off benefits in 2018 and higher net interest payable following the adoption of IFRS 16.
Digital transformation and simplification programme
● Further progress on Pearson’s digital transformation with revenue split 36% digital (2018: 34%), 30% digitally-enabled (2018: 28%) and 34% non-digital (2018: 38%).
● Efficiency programme delivered incremental cost savings of £130m in 2019. Annualised savings of £335m at the end of 2019. Pearson’s simplification programme enables ongoing efficiencies over time.
● Sale of remaining 25% stake in Penguin Random House announced on 18th December 2019. Transaction expected to close in H1 2020.
2020 outlook
● Expect to deliver 2020 adjusted operating profit of between £410m to £490m (based on December 2019 exchange rates) after excluding the 25% stake in Penguin Random House.
● Expect the businesses excluding US Higher Education Courseware to sustain low single digit sales growth in aggregate.
● Expect 2019 US Higher Education Courseware trends to continue with heavy declines in print partially offset by modest growth in digital as more products are added to the Pearson Learning Platform (PLP), previously known as the Global Learning Platform.
● PLP product road map accelerating: 60% of all Revel fall subscriptions on PLP by the end of the year; over 100 MyLab and Mastering titles on PLP in 2021; new “Pearson eText” to be launched in 2020 to enhance text and platform offerings. As product releases accelerate, digital growth is expected to increase.
● Incremental restructuring benefits of £60m, as the restructuring plan was delivered in 2019.
● New reporting structure disclosed on page 6 including a longer term outlook for growth.

John Fallon, Chief Executive said:

"With 76% of the company already growing strongly, and all parts of Pearson profitable, we are a simpler and more efficient company, completely focused on empowering people to progress through a lifetime of learning. The future of learning will be increasingly digital and we have built, by revenue, by far the world's leading digital learning company. We've also built the platform by which we can lead the next generation of digital learning, with an exciting pipeline of new products and services all built around the things that learners care most about - experience, outcomes and affordability. As we benefit from further efficiencies from the investments we have made and deploy our strong balance sheet, Pearson is now well placed, in time, to grow in a profitable and sustainable way.”

Financial Summary
£m	2019	2018	Headline growth	CER growth	Underlying growth
Business performance
Sales	3,869	4,129	(6)%	(9)%	0%
Adjusted operating profit	581	546	6%	4%	6%
Operating cash flow	418	513
Adjusted earnings per share	57.8p	70.3p
Dividend per share	19.5p	18.5p
Net debt	(1,016)	(143*)
Statutory results
Sales	3,869	4,129
Operating profit	275	553
Profit for the year	266	590
Cash generated from operations	480	547
Basic earnings per share	34.0p	75.6p

Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, portfolio changes and changes related to the adoption of IFRS 16. b) The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7, and 17.

*Net debt pre-IFRS 16

Board Changes

Following our announcement on the 16th January 2020, we confirm that Coram Williams will step down as Chief Financial Officer at the Annual General Meeting on the 24th April 2020 and Sally Johnson, currently Deputy Chief Financial Officer, will be appointed to the Board as his successor.

Pearson announces that Josh Lewis, a Non-Executive Director of Pearson since 2011, is retiring from the Board at the Annual General Meeting in April, and will not be seeking re-election.

Pearson’s chairman Sidney Taurel said:

“The Board joins me in thanking Josh for his commitment and invaluable contribution to Pearson. He has brought considerable experience and practical know-how to our Board, particularly in relation to finance, by way of his background in private equity investment focused on technology enabled education businesses; and in education more broadly, where he has for many years been involved with several pioneering enterprises and is also active in the non-profit education sector. We wish Josh all the best in his future endeavours."

Contacts

Investor Relations	Jo Russell, Anjali Kotak	+44 (0) 207 010 2310
Media	Tom Steiner, Gemma Terry	+44 (0) 207 010 2310
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959
Webcast details	Pearson’s results presentation for investors and analysts will be webcast live today from 0900 (GMT).
Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson’s present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson’s control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson’s publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson’s latest annual report and accounts, which can be found on this website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

Financial Overview

Profit & loss statement. In 2019, sales decreased by £260m in headline terms to £3,869m (2018: £4,129m) with portfolio changes reducing sales by £347m and currency movements increasing revenue by £97m. Stripping out the impact of portfolio and currency movements, revenue was flat in underlying terms. Underlying revenue in North America declined 3%, Core was up 5% and Growth was up 4%.

The 2019 adjusted operating profit of £581m (2018: £546m) reflects a £130m year-on-year benefit from restructuring, £19m benefit from other operational factors, and a benefit of £15m from FX, and a £25m benefit from the adoption of IFRS 16 offset by £37m of portfolio changes, £50m of inflation and a £67m decrease from trading. Excluding the impact of FX and portfolio changes, underlying adjusted operating profit grew 6%.

Net interest payable was £41m, compared to £24m in 2018. The increase is due to the adoption of IFRS 16 which resulted in an additional £34m of net interest payable in 2019. After excluding the impact of IFRS 16 there was a reduction in net interest payable due to lower levels of net debt together with favourable movements in interest on tax and the absence of one-off costs from the redemption of bonds.

The effective tax rate on adjusted earnings in 2019 was a charge of 16.5% compared to a credit of 5.2% in 2018. The increase in tax rate reflects the absence of several one-off benefits in 2018, including provision releases due to the expiry of relevant statutes of limitation and the reassessment of historical positions.

Adjusted earnings per share of 57.8p (2018: 70.3p) reflects all the elements above.

Cash generation. Operating cash flow of £418m in 2019 (2018: £513m) with cash conversion at 72% (2018: 94%). This was impacted by the timing of the disposal of our US K12 courseware business, a mismatch between cash and accrued incentive compensation and challenging trading in US Higher Education. These factors more than offset a modest benefit from the adoption of IFRS 16.

The equivalent statutory measure, net cash generated from operations, was £480m in 2019 compared to £547m in 2018 for the same reasons noted above, as well as higher net restructuring payments of £111m. 2018 had £25m restructuring cash inflow due to proceeds from the rationalisation of our property portfolio.

Statutory results. Our statutory operating profit was £275m in 2019 compared to a profit of £553m in 2018. The decrease in 2019 is largely due to the decrease in gains on disposals together with increased intangible and restructuring charges which more than offset the increase in adjusted operating profit.

Capital allocation. Our capital allocation policy is to maintain a strong balance sheet and a solid investment grade rating, to continue to invest in the business, to have a sustainable and progressive dividend policy, and to return surplus cash to our shareholders. Given the strength of the balance sheet and, with the simplification of our back office largely complete, this gives us more scope for inorganic investment.

Balance sheet. Net debt to adjusted EBITDA was 1.3x on a post-IFRS 16 basis). On a post-IFRS 16 basis net debt rose from £809m in 2018 to £1,016m in 2019 reflecting lower operating free cash flow, dividends, additional capital invested in Penguin Random House, the acquisitions of Smart Sparrow and Lumerit and outflows from the US K12 courseware.

In March 2019, the Group repurchased €55m of its remaining €500m Euro 1.875% notes due May 2021, to leave €195m outstanding. The Group also refinanced its revolving credit facility (RCF) in February 2019, extending the maturity to February 2024 and reducing the size to $1.19bn. Borrowings at 31 December 2019 included drawings on the Group’s RCF of £230m (2018: £nil).

Pension plan. The overall surplus on UK pension plans of £571m at the end of 2018 has decreased to a surplus of £429m at the end of 2019. The decrease has arisen principally due to the unfavourable impact from changes in discount rate assumptions.

Dividend. In line with our policy, the Board is proposing a final dividend of 13.5p (2018: 13p), an increase of 4%, which results in an overall dividend of 19.5p (2018: 18.5p) subject to shareholder approval. This will be payable on 7th May 2020.

Share buyback. In January 2020, the Group commenced a £350m share buyback programme in connection with the announcement in December 2019 of the sale of its remaining 25% interest in Penguin Random House. We have completed £79m of the share buyback so far.

Businesses held for sale. In December 2019, the Group announced the agreement to sell its remaining 25% interest in Penguin Random House to Bertelsmann, generating net proceeds of approximately $675m. At the end of December, our share of the assets of Penguin Random House has been classified as held for sale on the balance sheet.

Businesses disposed of. Following the decision to sell the US K12 courseware business, the assets and liabilities of that business were classified as held for sale on the balance sheet at the end of 2018. In March 2019, the Group completed the sale resulting in a pre-tax profit on sale of £13m.

2020 Outlook

In 2019, we delivered flat underlying revenue, achieved adjusted operating profit growth, made good progress on our simplification programme and laid the foundations for growth. Our guidance for 2020 is for adjusted operating profit between £410m and £490m and adjusted earnings per share of 38.0p to 47.0p. This reflects our portfolio excluding Penguin Random House, exchange rates as at 31 December 2019 and the following factors:

Inflation and other operational factors. Our 2020 guidance incorporates cost inflation of c.£30m which reflects a lower cost base and the benefits of our simplification drive, other operational factors of £45m predominantly due to the reinstatement of staff incentives, as well as continued investment in our strategic growth areas.

Trading. Trading is expected to impact profit between flat and £(80)m with the decline in US Higher Education Courseware offset by growth in the rest of the business.

Restructuring benefits. We expect incremental in-year benefits from the 2017-2019 restructuring programme of £60m in 2020.

Disposals. We expect an impact of £55m on adjusted operating profit from portfolio changes including £65m from the sale of Penguin Random House.

Interest & tax. We expect a 2020 net interest charge of c.£50m and a tax rate of c.21% excluding Penguin Random House.

Currency. In 2019, Pearson generated approximately 62% of its sales in the US, 3% in Greater China, 5% in the Eurozone, 3% in Brazil, 3% in Canada, 4% in Australia, 2% in South Africa and 2% in India and our guidance is based on exchange rates at 31 December 2019.

We calculate that a 5c move in the US Dollar exchange rate to Sterling would impact adjusted EPS by around 2p to 2.5p.

2020 reporting structure

We enclose details of our new reporting structure for 2020, which reflects changes in the way we manage the business. We will report under the following divisions from Q1 2020. We also provide a more detailed longer-term outlook.

Segment	Business units	2020 revenue drivers	Longer term revenue outlook
Global Online Learning	OPM, Virtual Schools	● Growth driven by enrolments ● Mid-single digit growth	● Mid to high-single digit
Global Assessment	Pearson VUE, US Student Assessment, US Clinical Assessment	● Growth in Pearson VUE, stabilisation in US Student Assessment ● Low to mid-single digit growth	● Low to mid-single digit
International	English, Core and Growth excluding online learning. Includes UK Student Assessment & Qualifications	● Growth driven by English, UK Student Assessment & Qualifications partially offset by loss of NCT ● Low to mid-single digit growth	● Low to mid-single digit
North American Courseware	US Higher Education Courseware, Canadian Courseware	● Similar trends to 2019 with continued declines in print and modest growth in digital	● Stabilisation, then growth

Operational review – Geography

£ millions	2019	2018	Headline growth	CER growth	Underlying growth
Sales
North America	2,534	2,784	(9)%	(13)%	(3)%
Core	838	806	4%	4%	5%
Growth	497	539	(8)%	(7)%	4%
Total sales	3,869	4,129	(6)%	(9)%	0%

Adjusted operating profit
North America	361	362	0%	(6)%	(3)%
Core	92	57	61%	67%	58%
Growth	63	59	7%	7%	24%
Penguin Random House	65	68	(4)%	(1)%	(1)%
Total adjusted operating profit	581	546	6%	4%	6%

See note 2 in the condensed consolidated financial statements for the reconciliation to the equivalent statutory measures.

North America
Revenue declined 3% in underlying terms, primarily due to US Higher Education Courseware declining 12%, and Student Assessment, which declined slightly. Offsetting that, we saw good growth in Virtual Schools, Online Program Management (OPM) and Professional Certification (VUE) revenue. Headline revenue decreased due to disposals, partly offset by FX gains.

Adjusted operating profit declined 3% in underlying terms, due to the impact of lower sales, inflation and other operating factors partially offset by restructuring savings. Headline profit was flat on last year, with the impacts on adjusted operating profit offset by the benefits of FX and IFRS 16 adoption.

Courseware
In US Higher Education Courseware, a revenue decline of 12% with print declining close to 30% was partially offset by modest growth in digital. In 2019 the weaker performance was driven by a number of factors:

● Unbundling of premium-priced print and digital products for digital only formats. Sales of bundle units declined 45% during 2019.
● Campus bookstores buying less physical inventory due to changing student behavior, with over 50% of learners now preferring an eBook to a physical text. This trend led to eBook growth of 18% during 2019.
● Modest adoption share loss caused by the delivery issues due to the implementation of the new ERP system in H2 2018 as well as the re-organisation of our sales force.

We are focused on regaining share over time as we build traction from the rollout of our next wave of digital products on the Pearson Learning Platform, which launched in September. 60% of all Revel fall subscriptions will migrate onto the PLP by the end of the year enhancing the faculty and student experience.

We are also launching a direct-to-learner version of the Pearson eBook in 2020, with enhanced features.

US Higher Education Courseware digital registrations, including eBooks, declined 2%. Good registration growth in Revel, up 9%, was offset by continued market pressure in Developmental Mathematics and the planned retirement and deprioritisation of long-tail products.

We continue to make good progress with Inclusive Access signing 162 new institutions in 2019, taking the total not-for-profit and public institutions served to 779. Including 80 longer-standing contracts with for-profit colleges, we now have direct relationships with over 850 institutions.

In 2019, we served 1.8m Inclusive Access enrolments up from 1.4m in 2018, making up 9% of 2019 US Higher Education Courseware revenue, up 19% on 2018 on a like-for-like basis, excluding the 80 for-profit colleges.

Assessment
In Student Assessment, underlying revenue declined slightly in 2019 with continued contraction in revenue associated with PARCC and ACT-Aspire multi-state contracts and contract losses which were partially offset by new contract wins.

During 2019, Pearson won new contracts or signed renewals in several key incumbent states including Kentucky, Maryland, Colorado and New Jersey, as well as the federal NCES contract for delivering the National Assessment of Educational Progress (NAEP). Pearson also won back the testing contract in the state of Tennessee.

Automated scoring continues to be a competitive strength for Pearson. In 2019, we scored 39m responses with AI, up 8% from 2018.

In Professional Certification (VUE), global test volume rose 8% to c.16.5m. Revenue in North America was up a high single-digit percentage, mostly driven by the IT sector with increased demand for cloud technology certifications through Microsoft and Amazon, and volume growth in an education contract launched at the end of 2018 which is now operating at its full run-rate.
We signed over 40 new contracts in 2019, including the Project Management Institute (PMI) and our renewal rate on existing contracts continues to be over 95%.

Clinical Assessment underlying revenue declined as demand for new product only partially offset normal declines in products in the later stages of their lifecycle.

Services
School Services (Virtual Schools) grew revenue 6% and served 76,000 Full Time Equivalent (FTE) students through 42 continuing full-time virtual partner schools in 28 states, up 5% on last year.

Six new full-time online, state-wide partner schools opened in the 2019-20 school year in the states of Oregon, Washington, Tennessee, Minnesota and California, while a contract was exited in North Carolina.

Higher Education Services (including OPM and Learning Studio) grew revenue 4%, due to growth in OPM, partially offset by a small drag from Learning Studio revenue, a learning management system, which was fully retired in 2019.

In OPM, revenue grew 9%, with growth in course registrations of 5% and new programs launched more than offsetting programs terminated. Our overall active program count grew to 347 from 325 in 2018.

During 2019, we continued to optimise our portfolio and reduce the number of partners to 25 from 35. This will allow us to shift towards enterprise models where we have a number of programs with a single partner and can benefit from economies of scale in marketing and recruitment. We are also working to integrate more content and assessment services into our partnerships.

Core
Revenue was up 5% in underlying terms and 4% in headline terms with growth in Student Assessment and Qualifications including the delivery of a new digital assessment contract in Egypt, Pearson Test of English Academic (PTE Academic), OPM and Professional Certification (VUE) all partially offset by declines in Courseware.

Adjusted operating profit increased 58% in underlying terms and 61% in headline terms due to trading growth and restructuring savings.

Courseware
Courseware revenue declined moderately. Declines in School Courseware in the UK and Australia offset growth in Italy. In Higher Education Courseware, revenue declines in the UK and Europe more than offset growth in Australia.

Assessment
In Student Assessment and Qualifications, revenue grew strongly, due to price and volume increases for A levels and GCSEs and the delivery of a new digital assessment contract in Egypt. This was partially offset by continued market declines in Apprenticeships.

We successfully delivered the National Curriculum Test (NCT) for 2019, marking 3.8m scripts, up slightly from 2018. The NCT will be delivered by another provider in 2020.

In Professional Certification (VUE), revenue was up due to good growth in the DVSA test in the UK, additional exam series added to the ICAEW contract and good growth in the MOI (French driving test) which launched in late 2017.

Clinical Assessment sales declined primarily in France and the Netherlands due to an absence of new major product introductions.

PTE Academic saw continued strong growth in test volumes in Australia and New Zealand up 14% from 2018. This was driven by its use to support visa applications to the Australian Department of Home Affairs as well as good growth in New Zealand. We recently announced the win of the UK Secure English Language Test (SELT) contract with the UK Home Office which we expect to drive future growth.

Services
In Higher Education Services (OPM), revenue growth was driven by course enrolment growth in the UK. During the year, we also announced new OPM partnerships in Australia with the University of Adelaide and University of Wollongong.

Growth
Revenue grew 4% in underlying terms due to strong growth in China and good growth in Brazil and the Middle East, partially offset by declines in South Africa. Headline revenue declined due to disposals.

Adjusted operating profit increased 24% in underlying terms, reflecting higher revenue together with the benefits of restructuring. In headline terms, adjusted operating profit increased 7% with the impact of disposals more than offset by trading and restructuring savings.

Courseware
Courseware revenue was flat in underlying terms, with growth in English Language Courseware in China and School Courseware in the Middle East and Hispano America, offset by declines in Higher Education Courseware in South Africa following a change in government funding.

Assessment
Professional Certification revenue grew well due to a large ICT infrastructure certification contract, and a number of new smaller contract launches in China.

PTE Academic saw strong growth in revenue with test volumes up 25% in India and China.

Services
In English Services, underlying revenue grew slightly in our English Language School franchise in Brazil due to new product launches.

In School Services, underlying revenue grew slightly due to price increases and new product launches in our sistemas in Brazil.

In Higher Education Services, enrolments grew 3% at the Pearson Institute of Higher Education (formerly CTI), however revenue declined modestly due to changes in mix.

Penguin Random House
Pearson owns 25% of Penguin Random House, the first truly global consumer book publishing company.

Penguin Random House performed solidly with underlying revenue growth from a rise in audio sales, stable print sales, and the industry’s top bestsellers, including Where the Crawdads Sing by Delia Owen, Becoming by Michelle Obama, and bestselling books by Margaret Atwood, Tara Westover, Lee Child, Jamie Oliver, Jeff Kinney, and Dr. Seuss.

Financial Review

Operating result

Sales decreased on a headline basis by £260m or 6% from £4,129m in 2018 to £3,869m in 2019 and adjusted operating profit increased by £35m or 6% from £546m in 2018 to £581m in 2019 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for 2019 with those for 2018. We also present sales and profits on an underlying basis which exclude the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Our portfolio change is calculated by taking account of the contribution from acquisitions and by excluding sales and profits made by businesses disposed in either 2018 or 2019. Portfolio changes mainly relate to the sale of our US K12 school courseware business in 2019 and the sale of our Wall Street English language teaching business in the first half of 2018. Acquisition contribution was not significant in either 2018 or 2019.

In 2019, our underlying basis excludes the impact on adjusted operating profit of IFRS 16 ‘Leases’. This new standard was adopted on 1 January 2019 but the comparative figures for 2018 have not been restated. The impact in 2019 was to increase adjusted operating profit by £25m (see also note 1b to the condensed consolidated financial statements).

On an underlying basis, sales were flat in 2019 compared to 2018 and adjusted operating profit increased by 6%. Currency movements increased sales by £97m and adjusted operating profit by £15m. Portfolio changes decreased sales by £347m and together with the impact of IFRS 16 (as noted above) decreased adjusted operating profit by £12m.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring. In 2018, we also excluded the impact of adjustments arising from clarification of guaranteed minimum pension (GMP) equalisation legislation in the UK which impacted the post-retirement benefit charge in 2018 but does not recur in 2019. A summary of these adjustments is included below and in more detail in note 2 to the condensed consolidated financial statements.

all figures in £ millions	2019	2018

Operating profit	275	553
Add back: Cost of major restructuring	159	102
Add back: Intangible charges	163	113
Add back: Other net gains and losses	(16)	(230)
Add back: UK pension GMP equalisation	-	8
Adjusted operating profit	581	546

In May 2017, we announced a restructuring programme, to run between 2017 and 2019, to drive significant cost savings. This programme began in the second half of 2017 and costs incurred relate to delivery of cost efficiencies in our enabling functions and US higher education courseware business together with further rationalisation of the property and supplier portfolio. The restructuring costs in 2019 relate predominantly to staff redundancies whilst the restructuring costs in 2018 relate predominantly to staff redundancies and the net cost of property rationalisation including the net impact of the consolidation of our property footprint in London.

Intangible amortisation charges in 2019 were £163m compared to a charge of £113m in 2018, as although acquisition activity has reduced in recent years, there was an additional £65m impairment charge in 2019 relating to acquired intangibles in the Brazil business following a reassessment of the relative risk in that market. Other net gains included in operating profit of £16m in 2019 mainly relate to the profit on sale of the K12 business. Other net gains of £230m in 2018 relate to the sale of the Wall Street English language teaching business (WSE), a gain of £207m, the disposal of our equity interest in UTEL, the online University partnership in Mexico, a gain of £19m, and various other smaller disposal items.

The statutory operating profit of £275m in 2019 compares to a profit of £553m in 2018. The decrease in 2019 is largely due to the decrease in gains on disposal, together with increased intangible and restructuring charges which offset the increase in adjusted operating profit.

Net finance costs

Net interest payable in 2019 was £41m, compared to £24m in 2018. The increase is due to the adoption of IFRS 16 which resulted in an additional £34m of net interest payable in 2019. After excluding the impact of IFRS 16 there was a reduction in net interest payable due to lower levels of average net debt together with favourable movements in interest on tax and the absence of one-off costs relating to the redemption of bonds.

Finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are interest costs relating to acquisition consideration, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition consideration is excluded from adjusted earnings as it is considered to be part of the acquisition cost rather than being reflective of the underlying financing costs of the Group. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity (for more information see note 3 to the condensed consolidated financial statements).

In 2019, the total of these items excluded from adjusted earnings was a charge of £2m compared to a charge of £31m in 2018. Finance income relating to retirement benefits increased from £11m in 2018 to £13m in 2019 reflecting the comparative funding position of the plans at the beginning of each year. The remainder of the decrease was largely driven by a reduction in foreign exchange losses on unhedged cash and cash equivalents in 2019 compared to 2018. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation

The effective tax rate on adjusted earnings in 2019 was a charge of 16.5% compared to an effective rate credit of 5.2% in 2018. The increase is mainly due to the absence of several one-off benefits present in 2018 including the release of provisions due to the expiry of relevant statutes of limitation, the reassessment of historical positions as well as a one-off benefit from a reassessment of the tax treatment of certain items of income and expenses.

The reported tax charge on a statutory basis in 2019 was a credit of £34m (14.7%) compared to a credit of £92m (18.5%) in 2018. The statutory tax credit in 2019 was primarily due to US tax losses generated on the disposal of the US K12 business.

Operating tax paid in 2019 was £9m. This was impacted by a refund received in the US relating to historical periods together with no US tax being paid in relation to 2019 as a result of the tax loss on the sale of our US K12 business. Non-operating tax paid of £21m in 2019 relates to tax paid to the Chinese tax authorities following the disposal of WSE during 2018 and New York state and city taxes paid in the US as a result of a settlement with the tax authorities relating to past disposals. Deferred tax liabilities reduced from £136m in 2018 to £48m in 2019 mainly due to the generation of tax losses in the US as noted above. Deferred tax assets and current tax liabilities remained relatively consistent year on year. There are contingent liabilities in relation to tax as outlined in note 18 to the condensed consolidated financial statements.

The Group adopted IFRIC 23 ‘Uncertainty over Income Tax Treatments’ on 1 January 2019 resulting in a reduction of £5m in provisions for uncertain tax positions. The cumulative effect of applying this adjustment has been applied to retained earnings at 1 January 2019 (see also note 1c to the condensed consolidated financial statements). The impact of adopting IFRIC 23 on the income statement for 2019 was not material.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £115m in 2019 compares to a gain in 2018 of £90m. The loss in 2019 mainly arises from the weakness of the US dollar compared to sterling. A significant proportion of the Group’s operations are based in the US and the US dollar weakened in 2019 from an opening rate of £1:$1.27 to a closing rate at the end of 2019 of £1:$1.32. At the end of 2018 the US dollar had strengthened from an opening rate of £1:$1.35 to a closing rate of £1:$1.27 and this movement was the main reason for the gain in 2018.

Also included in other comprehensive income in 2019 is an actuarial loss of £149m in relation to retirement benefit obligations of the Group and our share of the retirement benefit obligations of PRH. The loss arises from the unfavourable impact of changes in the assumptions used to value the liabilities in the plans and in particular movements in the discount rate. The value of assets was also impacted following the UK plan’s purchase of insurance buy-in policies in the first half of 2019. The loss in 2019 compares to an actuarial gain in 2018 of £25m.

Cash flows

Our operating cash flow measure is used to align cash flows with our adjusted profit measures (see note 17 to the condensed consolidated financial statements). Operating cash outflow decreased on a headline basis by £95m from £513m in 2018 to £418m in 2019. The decrease results from increased investment in pre-publication and other increases in net working capital including the impact of reduced staff incentives and the absence of a contribution from the K12 business following its disposal in the first half of the year. These factors more than offset a positive impact from the adoption of IFRS 16.

The equivalent statutory measure, net cash used in operations, was £480m in 2019 compared to £547m in 2018. Compared to operating cash flow, this measure includes restructuring costs but does not include regular dividends from associates or capital expenditure on property, plant, equipment and software. Restructuring cash flow inflow of £25m in 2018 included proceeds from the sale of property primarily associated with the rationalisation of the property footprint in London and in 2019 restructuring cash outflow was £111m. The restructuring payments made in 2019 together with the impact of the adoption of IFRS 16 (see section below) largely explain the reduction in provisions and other liabilities on the balance sheet when comparing 2019 and 2018. The adoption of IFRS 16 has resulted in a change in the classification of lease related cash flows in the cash flow statement although there is no impact on the total movement in cash and cash equivalents.

The Group’s net debt increased from £143m at the end of 2018 to £1,016m at the end of 2019. The adoption of IFRS 16 added £666m of debt on transition with the remainder of the increase principally due to treasury share purchases, additional capital invested in PRH and outflows from the K12 disposal transaction which outweighed the normal cash inflow from operations after taking account of interest, tax and dividend payments.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £56m in 2019 (2018: £56m) of which a charge of £69m (2018: £67m) was reported in adjusted operating profit and income of £13m (2018: £11m) was reported against other net finance costs. The small increase in the operating charge in 2019 is largely explained by the absence of material past service items which in 2018 included a credit of £11m relating to changes in the US post-retirement medical plan and a charge of £8m relating to guaranteed minimum pension (GMP) equalisation.

The overall surplus on UK Group pension plans of £571m at the end of 2018 has decreased to a surplus of £429m at the end of 2019. The decrease has arisen principally due to the actuarial loss noted above in the other comprehensive income section. In total, our worldwide net position in respect of pensions and other post-retirement benefits decreased from a net asset of £471m at the end of 2018 to a net asset of £337m at the end of 2019.

Adoption of new accounting standards and interpretations in 2019

The adoption of IFRS 16 ‘Leases’ has impacted both the income statement as described above and has had an impact on certain lines in the balance sheet. The lease liability (classified as financial liabilities - borrowings) brought onto the balance sheet at transition was £881m with the corresponding right-of-use asset (classified within property, plant and equipment) valued at £424m. In addition, certain subleases have been reclassified as finance leases resulting in an additional lease receivable (classified as other receivables) of £215m being brought on balance sheet.  The net impact on the balance sheet is a reduction of net assets of £83m after taking into account existing liabilities relating to onerous lease provisions (reducing provisions for other liabilities and charges by £101m), lease incentives, prepayments, adjustments to tax and the net impact on associates. The full impact of the adoption of this standard is outlined in note 1b to the condensed consolidated financial statements.

The impact of adopting IFRIC 23 ‘Uncertainty over Income Tax Treatments’ had a small impact on the current tax balance but has not materially impacted the income statement (see note 1c to the condensed consolidated financial statements).

Dividends

The dividend accounted for in our 2019 financial statements totalling £147m represents the final dividend in respect of 2018 (13.0p) and the interim dividend for 2019 (6.0p). We are proposing a final dividend for 2019 of 13.5p bringing the total paid and payable in respect of 2019 to 19.5p. This final 2019 dividend which was approved by the Board in February 2020, is subject to approval at the forthcoming AGM and will be charged against 2020 profits. For 2019, the dividend is covered 3.0 times by adjusted earnings.

Businesses held for sale and businesses disposed

Following the decision to sell the K12 school courseware business in the US, the assets and liabilities of that business were classified as held for sale on the balance sheet at the end of 2018. In March 2019, the Group completed the sale of its K12 business resulting in a pre-tax profit on sale of £13m. Total gross proceeds were £200m including £180m of deferred proceeds which include the fair value of an unconditional vendor note for $225m and an entitlement to 20% of future cash flows to equity holders and 20% of net proceeds in the event of a subsequent sale.

The cash outflow in the year relating to the disposal of subsidiaries was £101m mainly reflecting the deferral of proceeds for K12 and the level of working capital held in this business at the disposal date.

Tax on the disposal of K12 is estimated to be a benefit of £51m. The benefit arises as the transaction gives rise to a loss for tax purposes mainly due to the differing treatment of deferred revenue disposed in the tax computation. In addition to the tax on K12 there were £17m of tax credits relating to adjustments following settlement of tax relating to prior year disposals.

Further details relating to this transaction can be found in notes 10, 14 and 16 to the condensed consolidated financial statements.

In December 2019, the Group announced the sale of its remaining 25% interest in PRH. At the end of December our share of the assets of PRH has been classified as held for sale on the balance sheet.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2019

all figures in £ millions	note	2019	2018

Continuing operations

Sales	2	3,869	4,129
Cost of goods sold		(1,858)	(1,943)
Gross profit		2,011	2,186

Operating expenses		(1,806)	(1,907)
Other net gains and losses	2	16	230
Share of results of joint ventures and associates		54	44
Operating profit	2	275	553

Finance costs	3	(84)	(91)
Finance income	3	41	36
Profit before tax	4	232	498
Income tax	5	34	92
Profit for the year		266	590

Attributable to:
Equity holders of the company		264	588
Non-controlling interest		2	2

Earnings per share (in pence per share)
Basic	6	34.0p	75.6p
Diluted	6	34.0p	75.5p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2019

all figures in £ millions	2019	2018

Profit for the year	266	590

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	(113)	91
Net exchange differences on translation of foreign operations – associates	(2)	(1)
Currency translation adjustment on disposals	4	(4)
Attributable tax	5	(4)

Items that are not reclassified to the income statement
Fair value gain on other financial assets	20	8
Attributable tax	(4)	-

Remeasurement of retirement benefit obligations – Group	(145)	22
Remeasurement of retirement benefit obligations – associates	(4)	3
Attributable tax	22	9
Other comprehensive (expense) / income for the year	(217)	124

Total comprehensive income for the year	49	714

Attributable to:
Equity holders of the company	47	712
Non-controlling interest	2	2

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2019

all figures in £ millions	note	2019	2018

Property, plant and equipment		618	237
Intangible assets	11	2,900	3,009
Investments in joint ventures and associates		7	392
Deferred income tax assets		59	60
Financial assets – derivative financial instruments		29	67
Retirement benefit assets		429	571
Other financial assets		122	93
Trade and other receivables		313	100
Non-current assets		4,477	4,529

Intangible assets – pre-publication		870	817
Inventories		169	164
Trade and other receivables		1,275	1,178
Financial assets – derivative financial instruments		25	1
Cash and cash equivalents (excluding overdrafts)		437	568
Current assets		2,776	2,728

Assets classified as held for sale	10	397	648
Total assets		7,650	7,905

Financial liabilities – borrowings		(1,572)	(674)
Financial liabilities – derivative financial instruments		(24)	(36)
Deferred income tax liabilities		(48)	(136)
Retirement benefit obligations		(92)	(100)
Provisions for other liabilities and charges		(13)	(145)
Other liabilities	12	(86)	(155)
Non-current liabilities		(1,835)	(1,246)

Trade and other liabilities	12	(1,278)	(1,400)
Financial liabilities – borrowings		(92)	(46)
Financial liabilities – derivative financial instruments		(15)	(23)
Current income tax liabilities		(55)	(72)
Provisions for other liabilities and charges		(52)	(20)
Current liabilities		(1,492)	(1,561)

Liabilities classified as held for sale	10	-	(573)
Total liabilities		(3,327)	(3,380)

Net assets		4,323	4,525

Share capital		195	195
Share premium		2,614	2,607
Treasury shares		(24)	(33)
Reserves		1,528	1,747
Total equity attributable to equity holders of the company		4,313	4,516
Non-controlling interest		10	9
Total equity		4,323	4,525

The condensed consolidated financial statements were approved by the Board on 20 February 2020.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2019

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2019
At 1 January 2019	195	2,607	(33)	11	19	678	1,039	4,516	9	4,525
Adjustment on initial application of IFRS 16 net of tax (see note 1b)	-	-	-	-	-	-	(83)	(83)	-	(83)
Adjustment on initial application of IFRIC 23 (see note 1c)	-	-	-	-	-	-	5	5	-	5
At 1 January 2019 (restated)	195	2,607	(33)	11	19	678	961	4,438	9	4,447
Profit for the year	-	-	-	-	-	-	264	264	2	266
Other comprehensive income / (expense)	-	-	-	-	20	(111)	(126)	(217)	-	(217)
Total comprehensive income / (expense)	-	-	-	-	20	(111)	138	47	2	49
Equity-settled transactions	-	-	-	-	-	-	25	25	-	25
Tax on equity settled transactions	-	-	-	-	-	-	(5)	(5)	-	(5)
Issue of ordinary shares under share option schemes	-	7	-	-	-	-	-	7	-	7
Buyback of equity	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	(52)	-	-	-	-	(52)	-	(52)
Release of treasury shares	-	-	61	-	-	-	(61)	-	-	-
Transfer of gain on disposal of FVOCI investment	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	(147)	(147)	(1)	(148)
At 31 December 2019	195	2,614	(24)	11	39	567	911	4,313	10	4,323

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2019

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2018
At 1 January 2018	200	2,602	(61)	5	13	592	544	3,895	8	3,903
Profit for the year	-	-	-	-	-	-	588	588	2	590
Other comprehensive income	-	-	-	-	8	86	30	124	-	124
Total comprehensive income	-	-	-	-	8	86	618	712	2	714
Equity-settled transactions	-	-	-	-	-	-	37	37	-	37
Tax on equity settled transactions	-	-	-	-	-	-	4	4	-	4
Issue of ordinary shares under share option schemes	1	5	-	-	-	-	-	6	-	6
Buyback of equity	(6)	-	-	6	-	-	(2)	(2)	-	(2)
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	28	-	-	-	(28)	-	-	-
Transfer of gain on disposal of FVOCI investment	-	-	-	-	(2)	-	2	-	-	-
Dividends	-	-	-	-	-	-	(136)	(136)	(1)	(137)
At 31 December 2018	195	2,607	(33)	11	19	678	1,039	4,516	9	4,525

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2019

all figures in £ millions	note	2019	2018

Cash flows from operating activities
Net cash generated from operations	17	480	547
Interest paid		(81)	(42)
Tax paid		(30)	(43)
Net cash generated from operating activities		369	462

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	13	(45)	(5)
Additional capital invested in associates	13	(40)	-
Purchase of investments		(12)	(10)
Purchase of property, plant and equipment		(55)	(70)
Purchase of intangible assets		(138)	(130)
Disposal of subsidiaries, net of cash disposed	14	(101)	83
Proceeds from sale of joint ventures and associates		-	18
Proceeds from sale of investments		5	6
Proceeds from sale of property, plant and equipment		1	128
Proceeds from sale of liquid resources		-	10
Lease receivables repaid		26	-
Loans (advanced to) / repaid by related parties		(49)	46
Investment in liquid resources		-	(2)
Interest received		17	20
Investment income		2	-
Dividends received from joint ventures and associates		64	117
Net cash (used in) / generated from investing activities		(325)	211

Cash flows from financing activities
Proceeds from issue of ordinary shares		7	6
Buyback of equity		-	(153)
Purchase of treasury shares		(52)	-
Proceeds from borrowings		230	-
Repayment of borrowings		(48)	(441)
Repayment of lease liabilities		(91)	(4)
Dividends paid to company’s shareholders		(147)	(136)
Dividends paid to non-controlling interest		(1)	(1)
Net cash used in financing activities		(102)	(729)

Effects of exchange rate changes on cash and cash equivalents		(33)	(49)
Net decrease in cash and cash equivalents		(91)	(105)

Cash and cash equivalents at beginning of year		525	630
Cash and cash equivalents at end of year		434	525

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

1a. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group, there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2018 Annual Report, except as outlined in notes 1b, 1c and 1d below, and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

The 2018 Annual Report refers to new standards that the Group will adopt in future years but that are not yet effective in 2019. The Group does not expect these to have a material impact.

The Group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the Group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2018 Annual Report. In 2019, both the IFRS 16 transition and the valuation of receivables relating to the sale of the K12 business require the use of assumptions and estimates as set out in notes 1b and 16 respectively to the condensed consolidated financial statements.

The financial information for the year ended 31 December 2018 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2018 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

This preliminary announcement does not constitute the Group’s full financial statements for the year ended 31 December 2019. The Group’s full financial statements will be approved by the Board of Directors and reported on by the auditors in March 2020.  Accordingly, the financial information for 2019 is presented unaudited in the preliminary announcement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

1b. Change of accounting policy: IFRS 16

The Group has adopted IFRS 16 ’Leases’ at 1 January 2019 and applied the modified retrospective approach. Comparatives for 2018 have not been restated and the cumulative impact of adoption has been recognised as a decrease to net assets with a corresponding decrease in retained earnings at 1 January 2019 as follows:

all figures in £ millions	2019
1 January

Non-current assets
Property, plant and equipment (right-of-use assets)	424
Investment in joint ventures and associates	(2)
Deferred income tax assets	1
Trade and other receivables	185
Current assets
Trade and other receivables	7
Non-current liabilities
Financial liabilities – borrowings	(792)
Deferred income tax liabilities	14
Provisions for other liabilities and charges	101
Other liabilities	58
Current liabilities
Financial liabilities – borrowings	(89)
Trade and other liabilities	10
Total decrease in retained earnings at 1 January 2019	(83)

The Group’s lease portfolio consists of approximately 750 property leases together with a number of vehicle and equipment leases. The lease liability has been measured at the present value of the remaining lease payments, discounted using the incremental borrowing rate at transition. The right-of-use asset has been measured at the carrying amount as if the standard had been applied since the commencement of the lease, discounted using the incremental borrowing rate at transition. Where data was not available to enable this measurement to be made, the right-of-use asset has been measured at an amount equal to the lease liability.

On transition the Group elected not to reassess whether a contract is, or contains, a lease, instead relying on the assessment already made applying IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. In addition, the Group applied the available practical expedients as follows:

●
Relied on its assessment of whether leases are onerous immediately prior to the date of initial application.

●
Applied the short-term leases exemptions to leases with a lease term ending within 12 months at the date of the initial application.

●
Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

●
Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

1b. Change of accounting policy: IFRS 16 continued

Adoption of the new standard has a material impact on the Group. The lease liability brought onto the balance sheet at transition was £881m with the corresponding right-of-use asset valued at £424m. In addition, certain subleases have been reclassified as finance leases resulting in an additional lease receivable of £215m being brought on balance sheet.  The net impact on the balance sheet is a reduction of net assets of £83m after taking into account existing liabilities relating to onerous lease provisions, lease incentives, prepayments, adjustments to tax and the net impact on associates. There were no leases relating to held for sale assets at 1 January 2019.

The impact on the income statement for 2019 was to reduce profit before tax by £9m (increasing both adjusted and statutory operating profit by £25m and increasing net finance costs by £34m). The operating lease expense recognised under the previous accounting standard is now replaced by depreciation and net finance costs. The impact on the Group’s share of joint venture and associate profit is not material.

There is no overall impact on the Group’s cash and cash equivalents although there is a change to the classification of cash flows in the cash flow statement with lease payments and finance lease receipts previously categorised as net cash used in operations now being split between the principal element (categorised in financing activities for payments and investing activities for receipts) and the interest element (categorised as interest paid in operating activities or interest received in investing activities). In 2019 there were £91m of lease payments classified as financing cash flows, £26m of lease receipts classified as investing cash flows, £45m of lease interest payments and £11m of lease interest receipts.

The Group has also included the lease liability and investment in finance lease as part of its net debt which impacts the calculation of the Group’s non-GAAP measures for operating cash flow and free cash flow (see also notes 15 and 17).

The lease liabilities at 1 January 2019 can be reconciled to the operating lease commitments at 31 December 2018 as follows:

all figures in £ millions	2019
1 January

Operating lease commitments disclosed at 31 December 2018	1,175
Discounted using the lessee’s incremental borrowing rate at the date of initial application	(290)
(Less): commitments relating to short-term leases	(7)
Add: adjustments relating to the different treatment of extension and termination options	3
Additional lease liability recognised at 1 January 2019	881
Analysed as:
Current lease liabilities	89
Non-current lease liabilities	792

In addition to the lease liabilities transitioned above, the Group had £5m of lease liabilities that were accounted for as finance leases at 31 December 2018. The weighted average incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 5.0%.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

1b. Change of accounting policy: IFRS 16 continued

From 1 January 2019, the Group’s lease policy is summarised as follows:

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, comprising the initial amount of the lease liability plus any initial direct costs incurred and an estimate of costs to restore the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate. The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate or a change in the Group’s assessment of whether it will exercise an extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the right-of-use asset.

1c. Change of accounting policy: IFRIC 23

The Group has adopted IFRIC 23 ‘Uncertainty over Income Tax Treatments’ effective 1 January 2019. The interpretation clarifies the application of the recognition and measurement requirements in IAS 12 ‘Income taxes’ where there is uncertainty over income tax treatments. The interpretation provides guidance to determine whether uncertain tax positions should be considered separately or together, and that measurement should be whether the single most likely outcome or the probability weighted sum of a range of outcomes, whichever better predicts the resolution. The reassessment of current tax liabilities resulted in a decrease in liabilities of £5m but does not have a material impact on the income statement.

1d. Change of accounting policy: Amendments to IFRS 9 and IFRS 7

The Group has considered the impact of IBOR reform on its hedge accounting. The Group has elected to early adopt amendments to IFRS 9, and IFRS 7 ‘Interest Rate Benchmark Reform’ issued in September 2019. In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships that existed at the start of the reporting period or were designated thereafter. The amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR reform. The adoption of these amendments has not had a material impact on these financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

2. Segment information

The primary segments for management and reporting are geographies (North America, Core and Growth). In addition, the Group separately discloses the results from the Penguin Random House associate (PRH).

all figures in £ millions	2019	2018

Sales by geography
North America	2,534	2,784
Core	838	806
Growth	497	539
Total sales	3,869	4,129

Adjusted operating profit by geography
North America	361	362
Core	92	57
Growth	63	59
PRH	65	68
Total adjusted operating profit	581	546

There were no material inter-segment sales. The Group derived revenue from the transfer of goods and services over time and at a point in time in the following major product lines:

all figures in £ millions	North	Core	Growth	Total
	America

2019
Courseware
Products transferred at a point in time (sale or return)	448	291	178	917
Products transferred at a point in time (other)	-	-	37	37
Products and services transferred over time	627	15	54	696
	1,075	306	269	1,650
Assessments
Products transferred at a point in time	113	55	6	174
Products and services transferred over time	761	429	100	1,290
	874	484	106	1,464
Services
Products transferred at a point in time	-	26	-	26
Products and services transferred over time	585	22	122	729
	585	48	122	755

Total sales	2,534	838	497	3,869

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

2. Segment information continued

all figures in £ millions	North	Core	Growth	Total
	America

2018
Courseware
Products transferred at a point in time (sale or return)	718	313	197	1,228
Products transferred at a point in time (other)	-	-	35	35
Products and services transferred over time	718	4	54	776
	1,436	317	286	2,039
Assessments*
Products transferred at a point in time	106	52	-	158
Products and services transferred over time	710	390	87	1,187
	816	442	87	1,345
Services
Products transferred at a point in time	-	26	38	64
Products and services transferred over time	532	21	128	681
	532	47	166	745

Total sales	2,784	806	539	4,129

* The analysis of Assessment revenues for 2018 has been re-presented to better reflect the nature of sales.

Adjusted operating profit is one of the Group’s key business performance measures. The measure includes the operating profit from the total business including the results of discontinued operations when relevant and excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring. In 2018, the Group also excluded the impact of adjustments arising from clarification of guaranteed minimum pension (GMP) equalisation legislation in the UK.

In May 2017, the Group announced a restructuring programme, to run between 2017 and 2019, to drive further significant cost savings. This programme began in the second half of 2017 and costs incurred to date relate to delivery of cost efficiencies in the US higher education courseware business and enabling functions together with further rationalisation of the property and supplier portfolio. The restructuring costs in 2019 of £159m mainly relate to staff redundancies whilst the restructuring costs in 2018 relate predominantly to staff redundancies and the net cost of property rationalisation including the net impact of the consolidation of the Group’s property footprint in London.

Charges relating to acquired intangibles, acquisition costs and movements in contingent acquisition and disposal consideration are also excluded from adjusted operating profit when relevant as these items reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in 2019 were £163m, including an impairment charge of £65m relating to acquired intangibles in Brazil, compared to a charge of £113m in 2018.

Other net gains of £16m in 2019 mainly relate to the sale of the K12 school courseware business in the US. Other net gains of £230m in 2018 relate to the sale of the Wall Street English language teaching business (£207m) and the disposal of the Group’s associate interest in UTEL, the online University partnership in Mexico (£19m), together with other small net gains totalling £4m.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

2. Segment information continued

The GMP equalisation charge in 2018 arose from the ruling in the Lloyds Bank High Court case in October 2018 that provided clarity on how pension plans should equalise GMP between males and females. The case ruling resulted in an income statement charge, an additional liability and the potential requirement to make back payments to pensioners who may have been retired for some years. The Group excluded this charge from adjusted operating profit as it related to historic circumstances.

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.

all figures in £ millions	North America	Core	Growth	PRH	Total

2019
Adjusted operating profit	361	92	63	65	581
Cost of major restructuring	(110)	(28)	(19)	(2)	(159)
Intangible charges	(62)	(7)	(82)	(12)	(163)
Other net gains and losses	13	8	(5)	-	16
UK pension GMP equalisation	-	-	-	-	-
Operating profit	202	65	(43)	51	275

2018
Adjusted operating profit	362	57	59	68	546
Cost of major restructuring	(78)	(16)	-	(8)	(102)
Intangible charges	(72)	(8)	(19)	(14)	(113)
Other net gains and losses	4	-	226	-	230
UK pension GMP equalisation	-	(8)	-	-	(8)
Operating profit	216	25	266	46	553
Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

3. Net finance costs

all figures in £ millions	2019	2018

Net interest payable	(41)	(24)
Net finance income in respect of retirement benefits	13	11
Finance costs associated with transactions	-	(1)
Net foreign exchange losses	(5)	(36)
Derivatives in a hedge relationship	-	(4)
Derivatives not in a hedge relationship	(10)	(1)
Net finance costs	(43)	(55)

Analysed as:
Finance costs	(84)	(91)
Finance income	41	36
Net finance costs	(43)	(55)

Analysed as:
Net interest payable reflected in adjusted earnings	(41)	(24)
Other net finance costs	(2)	(31)
Net finance costs	(43)	(55)

Net interest payable is the finance cost measure used in calculating adjusted earnings.

Net finance costs classified as other net finance costs are excluded in the calculation of the Group’s adjusted earnings.

Net finance income relating to retirement benefits is excluded as it is considered that the presentation does not reflect the economic substance of the underlying assets and liabilities. The Group excludes finance costs relating to acquisition and disposal transactions as these relate to future earn-outs or acquisition expenses and are not part of the underlying financing.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2019 and 2018, the foreign exchange gains and losses largely relate to foreign exchange differences on unhedged US dollar and Euro loans and cash and cash equivalents.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

4. Profit before tax

all figures in £ millions	note	2019	2018

Profit before tax		232	498
Cost of major restructuring	2	159	102
Other net gains and losses	2	(16)	(230)
Intangible charges	2	163	113
Other net finance costs	3	2	31
UK pension GMP equalisation	2	-	8
Adjusted profit before tax		540	522

5. Income tax

all figures in £ millions	2019	2018

Income tax benefit	34	92
Tax benefit on cost of major restructuring	(35)	(37)
Tax benefit on other net gains and losses	(68)	(31)
Tax benefit on intangible charges	(48)	(18)
Tax benefit on other net finance costs	-	(6)
Tax benefit on UK pension GMP equalisation	-	(2)
Tax amortisation benefit on goodwill and intangibles	28	29
Adjusted income tax (charge) / benefit	(89)	27

Tax rate reflected in statutory earnings	(14.7)%	(18.5)%
Tax rate reflected in adjusted earnings	16.5%	(5.2)%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

6. Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares. A dilution is not calculated for a loss.

all figures in £ millions	2019	2018

Earnings for the year	266	590
Non-controlling interest	(2)	(2)
Earnings attributable to equity shareholders	264	588

Weighted average number of shares (millions)	777.0	778.1
Effect of dilutive share options (millions)	0.5	0.6
Weighted average number of shares (millions) for diluted earnings	777.5	778.7

Earnings per share
Basic	34.0p	75.6p
Diluted	34.0p	75.5p

7. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance (see notes 2, 3, 4 and 5 for further information and reconciliation to equivalent statutory measures).

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in notes 2, 3, 4 and 5.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Impact of GMP equalisation	Tax amortisation benefit	Adjusted income statement

2019
Operating profit	2	275	159	(16)	163	-	-	-	581
Net finance costs	3	(43)	-	-	-	2	-	-	(41)
Profit before tax	4	232	159	(16)	163	2	-	-	540
Income tax	5	34	(35)	(68)	(48)	-	-	28	(89)
Profit for the year		266	124	(84)	115	2	-	28	451
Non-controlling interest		(2)	-	-	-	-	-	-	(2)
Earnings		264	124	(84)	115	2	-	28	449

Weighted average number of shares (millions)									777.0
Weighted average number of shares (millions) for diluted earnings									777.5

Adjusted earnings per share (basic)									57.8p
Adjusted earnings per share (diluted)									57.7p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Impact of GMP equalisation	Tax amortisation benefit	Adjusted income statement

2018
Operating profit	2	553	102	(230)	113	-	8	-	546
Net finance costs	3	(55)	-	-	-	31	-	-	(24)
Profit before tax	4	498	102	(230)	113	31	8	-	522
Income tax	5	92	(37)	(31)	(18)	(6)	(2)	29	27
Profit for the year		590	65	(261)	95	25	6	29	549
Non-controlling interest		(2)	-	-	-	-	-	-	(2)
Earnings		588	65	(261)	95	25	6	29	547

Weighted average number of shares (millions)									778.1
Weighted average number of shares (millions) for diluted earnings									778.7

Adjusted earnings per share (basic)									70.3p
Adjusted earnings per share (diluted)									70.2p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

8. Dividends

all figures in £ millions	2019	2018

Amounts recognised as distributions to equity shareholders in the year	147	136

The directors are proposing a final dividend of 13.5p per equity share, payable on 7 May 2020 to shareholders on the register at the close of business on 27 March 2020. This final dividend, which will absorb an estimated £106m of shareholders’ funds, has not been included as a liability as at 31 December 2019.

9. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2019	2018

Average rate for profits	1.28	1.34
Year end rate	1.32	1.27

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

10. Assets and liabilities classified as held for sale

The held for sale asset in 2019 is the 25% holding in PRH following announcement of the sale in December 2019. Held for sale assets and liabilities in 2018 relate to the K12 school courseware business in the US (K12) prior to its disposal in 2019. The held for sale balances are analysed as follows:

all figures in £ millions	2019	2018

Intangible assets	-	168
Investments in joint ventures and associates	397	-
Deferred income tax assets	-	98
Trade and other receivables	-	25
Non-current assets	397	291

Intangible assets – pre-publication	-	242
Inventories	-	55
Trade and other receivables	-	60
Current assets	-	357

Total assets	397	648

Other liabilities	-	(371)
Non-current liabilities	-	(371)

Trade and other liabilities	-	(202)
Current liabilities	-	(202)

Total liabilities	-	(573)

Net assets	397	75

Goodwill is allocated to the held for sale businesses on a relative fair value basis where these businesses form part of a larger cash generating unit (CGU).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

11. Non-current intangible assets

all figures in £ millions	2019	2018

Goodwill	2,139	2,111
Other intangibles	761	898
Non-current intangible assets	2,900	3,009

Following the annual impairment review for 2019, a £65m impairment charge relating to acquired intangibles in the Brazil business was made following a reassessment of the relative risk in that market. As noted in previous years, and following impairments to goodwill and other intangibles in 2014, 2015 and 2016, the Group’s businesses in the North America and Core segments as well as the Brazil business remain sensitive to a reasonably possible change in the assumptions which would give rise to further impairment.

12. Trade and other liabilities

all figures in £ millions	2019	2018

Trade payables	(358)	(311)
Sales return liability	(122)	(173)
Accruals	(295)	(397)
Deferred income	(360)	(387)
Other liabilities	(229)	(287)
Trade and other liabilities	(1,364)	(1,555)

Analysed as:
Trade and other liabilities – current	(1,278)	(1,400)
Other liabilities – non-current	(86)	(155)
Total trade and other liabilities	(1,364)	(1,555)

The deferred income balance comprises contract liabilities in respect of advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future years.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

13. Business combinations

During the year the Group made some small acquisitions for total consideration of £40m. Details of the assets acquired, and the associated consideration are shown in the table below. The net cash outflow on acquisition of subsidiaries also includes £5m relating to deferred payments on prior year acquisitions.

all figures in £ millions	2019

Intangible assets	23
Trade and other receivables	1
Trade and other liabilities	(2)
Net assets acquired	22
Goodwill	18
Total	40

Satisfied by:
Cash	40
Total consideration	40

The net cash outflow relating to acquisitions in the year is shown in the table below:

all figures in £ millions	2019

Cash – current year acquisitions	(40)
Deferred payments for prior year acquisitions	(5)
Net cash outflow on acquisitions	(45)

During 2019, the Group’s associate, Penguin Random House raised additional capital from its owners in proportion to their equity interests with the Group’s share being £40m.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

14. Disposals

In March 2019, the Group completed the sale of its US K12 business (K12) resulting in a pre-tax profit on sale of £13m. Total gross proceeds were £200m including £180m of deferred proceeds which include the fair value of an unconditional vendor note for $225m and an entitlement to 20% of future cash flows to equity holders and 20% of net proceeds in the event of a subsequent sale (see also note 16 for further details). Tax on the disposal is a benefit of £51m. Other disposal items relate to investment sales and adjustments to prior year transactions. An analysis of disposals is shown below.

all figures in £ millions	K12	Other	Total

Intangible assets	(101)	-	(101)
Intangible assets – pre-publication	(238)	-	(238)
Inventories	(64)	-	(64)
Trade and other receivables	(70)	-	(70)
Cash and cash equivalents (excluding overdrafts)	(104)	-	(104)
Net deferred income tax liabilities	(100)	-	(100)
Trade and other liabilities	520	-	520
Cumulative translation adjustment	(4)	-	(4)
Net assets disposed	(161)	-	(161)

Cash proceeds	20	-	20
Deferred proceeds	180	-	180
Costs of disposal	(26)	3	(23)
Gain on disposal	13	3	16

Cash flow from disposals
Proceeds – current year disposals			20
Cash and cash equivalents disposed			(104)
Costs and other disposal liabilities paid			(17)
Net cash outflow from disposals			(101)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

15. Net debt

all figures in £ millions	2019	2018

Non-current assets
Derivative financial instruments	29	67
Trade and other receivables – investment in finance lease	171	-
Current assets
Derivative financial instruments	25	1
Trade and other receivables – investment in finance lease	25	-
Cash and cash equivalents (excluding overdrafts)	437	568
Non-current liabilities
Borrowings	(1,572)	(674)
Derivative financial instruments	(24)	(36)
Current liabilities
Borrowings	(92)	(46)
Derivative financial instruments	(15)	(23)
Net debt	(1,016)	(143)

Included within borrowings at 31 December 2019 is £838m (non-current £749m, current £89m) relating to lease liabilities that were brought on balance sheet at 1 January 2019 following the transition to IFRS 16. Also, under IFRS 16, the Group has recognised investments in finance leases in relation to some of its sub-let properties as separately disclosed above (see also note 1b). After excluding lease liabilities (including those previously recognised as finance leases) and the investment in finance leases, the Group’s net debt was £374m.

In March 2019, the Group executed market tenders to repurchase €55m of its €500m 1.875% notes due 2021 of which €250m were outstanding at 31 December 2018. In addition, the Group also announced the refinancing of its bank facility, reducing its size to $1.19bn and extending its maturity date to February 2024.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

16. Classification of assets and liabilities measured at fair value
	Level 2	---Level 3---		Total fair value
all figures in £ millions	Derivatives	FVOCI investments	FVTPL - Other receivables
2019

Investments in unlisted securities	-	122	-	122
Other receivables	-	-	182	182
Derivative financial instruments	54	-	-	54
Total financial assets held at fair value	54	122	182	358

Derivative financial instruments	(39)	-	-	(39)
Total financial liabilities held at fair value	(39)	-	-	(39)

2018

Investments in unlisted securities	-	93	-	93
Other receivables	-	-	-	-
Derivative financial instruments	68	-	-	68
Total financial assets held at fair value	68	93	-	161

Derivative financial instruments	(59)	-	-	(59)
Total financial liabilities held at fair value	(59)	-	-	(59)

FVTPL - Other receivables relate to amounts due following the sale of the K12 business comprising an unconditional vendor note for $225m (repayable after 7 years or earlier based on the performance of the K12 business) and an entitlement to 20% of future cash flows to equity holders and 20% of net proceeds in the event of a subsequent sale within the next 15 years.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

16. Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models.
Within level 3 assets, the fair value of FVOCI investments is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets.

The fair value of FVTPL - Other receivables is determined using present value techniques whereby the expected value of future cash flows is discounted using a rate which is representative of the creditworthiness of the K12 business. The key inputs used in the present value calculations are forecast sales, discount rate and the expected date of a subsequent sale of the K12 business. If the forecast sales used in the calculations were increased / decreased by 5%, the value of the receivable would increase / decrease by approximately £20m. If the discount rate used in the calculations was increased / decreased by 1%, the value of the receivable would decrease / increase by approximately £5m. The calculations are not materially sensitive to reasonable changes in the expected date of a subsequent sale of the K12 business.

There have been no transfers in classification during the year.

The market value of the Group’s bonds is £595m (2018: £661m) compared to their carrying value of £593m (2018: £672m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

Movements in fair values of level 3 assets and liabilities for investments in unlisted securities are shown in the table below:

all figures in £ millions	2019	2018

Investments in unlisted securities
At beginning of year 2020 revenue drivers	93	77
Exchange differences - OCI	(3)	3
Additions	12	13
Fair value movements - OCI	20	8
Disposals	-	(8)
At end of year	122	93

Since inception, the only movements in FVTPL – Other receivables relate to foreign exchange movements which arise on consolidation.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

17. Cash flows

all figures in £ millions	2019	2018

Reconciliation of profit for the year to net cash generated from operations

Profit for the year	266	590
Income tax	(34)	(92)
Depreciation, amortisation and impairment charges	389	253
Net profit on disposal of businesses	(16)	(230)
Charges relating to GMP equalisation	-	8
Net loss / (profit) on disposal of fixed assets	7	(85)
Net profit on disposal of right of use assets held under leases	(4)	-
Net finance costs	43	55
Share of results of joint ventures and associates	(54)	(44)
Net foreign exchange adjustment	(21)	28
Investment income	(2)	-
Share-based payment costs	25	37
Pre-publication	(55)	(37)
Inventories	(20)	(10)
Trade and other receivables	59	(15)
Trade and other liabilities	(157)	35
Retirement benefit obligations	5	(9)
Provisions for other liabilities and charges	49	63
Net cash generated from operations	480	547

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

17. Cash flows continued

all figures in £ millions	note	2019	2018

Reconciliation of net cash generated from operations to closing net debt

Net cash generated from operations		480	547
Dividends from joint ventures and associates		64	117
Less: re-capitalisation dividends from PRH		-	(50)
Purchase of PPE		(55)	(74)
Acquisition of new right-of-use lease assets		(64)	-
Proceeds from sale of PPE		1	128
Disposal of right-of-use lease assets		17	-
Purchase of intangible assets		(138)	(130)
Investment income		2	-
Add back: net costs paid for / (proceeds from) major restructuring		111	(25)
Operating cash flow		418	513
Operating tax paid		(9)	(43)
Net operating finance costs paid		(64)	(22)
Operating free cash flow		345	448
Non-operating tax paid		(21)	-
Net (cost paid for) / proceeds from major restructuring		(111)	25
Free cash flow		213	473
Dividends paid (including to non-controlling interest)		(148)	(137)
Net movement of funds from operations		65	336
Acquisitions and disposals		(193)	92
Re-capitalisation dividends from PRH		-	50
Loans (advanced) / repaid		(49)	46
New equity		7	6
Buyback of equity		-	(153)
Purchase of treasury shares		(52)	-
Other movements on financial instruments		(9)	(6)
Net movement of funds		(231)	371
Exchange movements on net debt		24	(82)
Movement in net debt		(207)	289
Opening net debt		(143)	(432)
Adjustment on initial application of IFRS 16		(666)	-
Closing net debt	15	(1,016)	(143)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group’s corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures.

Following transition to IFRS 16, the Group has included the new lease liabilities and investment in finance lease as part of its net debt. As a result, the Group’s operating cash flow (and free cash flow) now includes the acquisition and modification of new right-of-use lease assets and the disposal of right-of-use lease assets as these transactions result in a movement in overall net debt (see also note 1b).

Re-capitalisation dividends from PRH in 2018 were part of the transaction that included the sale of 22% of the Group’s equity interest in the venture in 2017.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

18. Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

On 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption (“FCPE”) partially constitutes State Aid.  The Group has lodged an appeal. The Group has benefited from the FCPE in 2018 and prior years by approximately £116m. At present, the Group believes no provision is required in respect of this issue.

During 2019 the Group received an assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2013 to 2016. Similar assessments may be raised for other years. Potential total exposure could be up to £124m (BRL 656m) up to 31 December 2019, with additional exposure of £45m (BRL 239m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low, and that the Group’s position is strong. At present the Group believes no provision is required.

19. Related parties

At 31 December 2019, the Group had loans to Penguin Random House (PRH) of £49m (2018: £nil) which were unsecured with interest calculated based on market rates. The loans are provided under a working capital facility and fluctuate during the year.

At 31 December 2019, the Group also had a current asset receivable from PRH of £16m (2018: £17m) mainly arising from PRH’s management of accounts receivable balances on Pearson’s behalf. Service fee income from PRH was £4m in 2019 (2018: £3m).

During the year, the Group received dividends of £64m (2018: £117m) from PRH. In 2018, dividends from PRH included amounts relating to the re-capitalisation of the venture following the Group’s disposal of part of its share in 2017.

Apart from transactions with the Group’s associates and joint ventures noted above, there were no other material related party transactions and no guarantees have been provided to related parties in the year.

20. Events after the balance sheet date

In January 2020, the Group commenced a £350m share buyback programme in connection with the announcement in December 2019 of the sale of its remaining 25% interest in PRH.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 21 February 2020
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary